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October 13, 2005

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Owen Pinkerton, Senior Counsel

Ladies and Gentlemen:

      On behalf of Medical Properties Trust, Inc. (the "Company"), enclosed herewith is Amendment No. 3 to the Company's Registration Statement on Form S-11 (the "Amendment"), as filed with the Securities and Exchange Commission on January 6, 2005, File No. 333-121883 (the "Registration Statement"). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff dated October 6, 2005 (the "Comment Letter"), and addressed to Edward K. Aldag, Jr., Chairman, President and Chief Executive Officer of the Company. We will separately deliver copies of the amended Registration Statement, marked to show changes responsive to the Comment Letter, to members of the Staff specified in the Comment Letter.

      The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

Selling Stockholders, page 115

1. Please revise to name the natural persons holding voting control and dispositive power over all entities listed in the table, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies.

      RESPONSE: We have revised the Registration Statement as requested. See pages 114-125. In addition, we will supplementally provide documentation regarding footnote 9 on page 123.

2. Please revise footnote 34 to clarify that you will file a post-effective amendment for the purpose of amending the prospectus to identify currently unnamed selling stockholders. A prospectus supplement is not an appropriate method of adding additional selling stockholders.

      RESPONSE: We have revised the Registration Statement as requested. See footnote 70 on page 125.

Please do not hesitate to contact the undersigned or, in his absence, Thomas O. Kolb at (205) 250-8321, if you have any questions or comments relating to the Company's response to the Comment Letter.

                           Very truly yours,

                           /s/ B.G. Minisman, Jr.

                           B. G. Minisman, Jr.
                           of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

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cc:   Andrew Mew
      Cicely Luckey
      Michael McTiernan
      Medical Properties Trust, Inc.